INVEST IN **BOARDS CHARCUTERIE +**

# An Organic, Farm to Table Charcuterie Experience Featuring Boards For All Occasions and Diets



boardscharcuterieplus.com Water Mill, NY

## Highlights

1. First in her class graduate from The Culinary Institute of America. (Hyde Park)

2. Recognized as one of Edible East Ends Local Chef Heros.

3. Over 20 years working with food and farmers from NYC to the East End of NY.

4. Worked at several prestigious NYC venues.

5     Has retail locations in place to carry products.

6     Been Executive Private Chef to some of America's most prominent billionaires.

# Featured Investor

**Kendall Chism**
**Syndicate Lead**

Follow

Invested $6,000 ⓘ

"Investing in Dana is a great honor. Ever since I met Dana 7 years ago she has spoken about opening a place on the East End of Long Island. It's been an incredible privilege to watch this dream become a reality. Dana loves serving people. The way she does that is through food. I have no doubt in my mind that Chef Dana's BOARDS Charcuterie Plus will leave an indelible mark on not only the East End but anywhere she plans to open one of her new concept. Now is the time to watch a true stars rise to the top. Join all of us in supporting Dana whose main goal is teaching and feeding people with health and longevity at the forefront of her business. "

# Our Founder



**Dana Minuta**   Executive Chef & Proprietor

# BOARDS: Charcuterie +



**BOARDS** CHARCUTERIE

Chef-Crafted, Nature-Inspired

# About Us

Chef Dana's boards, including meat, cheese, crudités, and seafood, have been popular among prominent UHNW individuals for over 20 years. BOARDS, a new charcuterie booked and catering kitchen in Water Mill, will open in May 2024, offering her edible creations to the public.

The facility will be known for its quick kitchen non-ansul system cooking using ventless convection ovens and induction burners, making it a cutting-edge sustainable commercial kitchen. The restaurant is known for its "Quick Kitchen" concept, attracting landlords with its innovative approach.



# Chef Dana Minuta's Experience in Hamptons Food Scene

01 Graduated from CIA, alumnus of NYC's Gramercy Tavern, and 2008 Edible East End's Local Chef Hero award winner.

02 Former owner of a farm-to-table yacht provisioning company in Sag Harbor.

03 Expert in ingredients and hospitality, collaborating with farmers, fishmongers, and food producers on Long Island's east end.

04 Executive chef for world's most prominent billionaires, specializing in cooking, menu development, and managing culinary teams.



# BOARDS' Revenue Sources

 



Major revenue from pickup, delivery, and special events.

Offers handcrafted boards, uncured pasture-raised nitrate free charcuterie, artisanal cheeses, local produce, and hand made condiments and dips.

Can accommodate private events and small group cooking classes with Chef Dana.

Open Monday–Saturday from 11 a.m.–8 p.m.

Offers onsite and offsite catering of our boards, but also other Chef Dana creations.

01
02
03
04
05

4

# Our Goal

 

✓ Our goal is to be The place where visitors and hamptonites alike order all their boards and catering for all events, rather formal or informal, rather business or personal. We are they place they swing by and do a pick up or we can deliver to the requested home or hotel.

✓ We will be partnering with several local establishments to carry our boards for retail purchase. Our purveyors may include, but are not limited to:

- The Green Thumb
- The Seafood Shop
- Southampton Market
- Cavaniola's Gourmet
- Open – Minded Organics
- Brooklyn Cured Meats
- Prince Abou's Butchery
- Baldor
- WB Cheese

5

# Business Concept

 

- BOARDS Inc. is an innovative farm-to-table experience, specializing in sustainable grazing boards.

- Led by Chef Dana Minuta, it offers a range of artisanal charcuterie, crudités, and baked goods, all crafted from locally-sourced ingredients.

- BOARDS combines culinary artistry with a commitment to environmental stewardship and community engagement.

**Business Concept**

- Farm-to-table and organic food delivery.
- Specializes in high-quality, sustainable grazing boards.
- Targets health-conscious consumers.

**Founder's Profile**

- Chef Dana Minuta, 20+ years of culinary experience.
- CIA graduate, experience with prestigious NYC venues.
- Recognized as 2008 Edible East End's Local Chef Hero.

6

# Market Trends





GLOBAL FARMING AS A SERVICE MARKET: $3.623 BILLION IN 2022.



CAGR OF 14.8% FROM 2023 TO 2030.



EMPHASIS ON QUALITY, LOCAL PRODUCE, AND COMMUNITY-BASED DINING.



| TAM | SAM | SOM |
|---|---|---|
| 54 Billion $ | 11.4 Million $ | 3.42 Million $ |

7

# Problems





Time Constraint in Accessing Quality Meals



Scarcity of Convenient, Healthy Food Options



Demand for Diverse Culinary Experiences



Lack of Sustainable and Ethical Food Choices



Limited Offerings for Varied Social and Business Contexts



Seasonal Fluctuations in Customer Base

8

# Solution



| Farm-to-Table Grazing Boards | • Diverse range: Charcuterie, Crudité, Fruit, and Baked Goods.<br>• Focus on sustainable, high-quality ingredients. |
|---|---|
| Convenient and Time-Efficient | • Pickup and Delivery.<br>• Quick service tailored for busy professionals. |
| Expert Culinary Leadership | • Chef Dana Minuta's 20+ years of experience.<br>• Gourmet offerings with exceptional quality. |
| Local Sourcing and Partnerships | • Collaborations with local farmers and artisanal producers.<br>• Fresh, hormone-free, pesticide-free ingredients. |
| Educational and Community Engagement | • Cooking classes and special events.<br>• Promoting awareness of sustainable eating. |

9

# Board Types



**Charcuterie Boards**
- Artisanal and hormone-free cured meats.
- Variety of cheeses, including dairy-free options.
- Accompaniments: Mustards, pickles, olives, honey.

**Crudité Boards**
- Fresh, locally-sourced seasonal vegetables.
- Homemade dips: Hummus, ranch, etc.

**Fruit Boards**
- Assortment of seasonal fruits.
- Nuts and dried fruits for added texture.

**Baked Goods Boards**
- Selection of artisanal breads (gluten-free available).
- Pastries and sweets with natural ingredients.

**Specialty Boards**
- Fresh local seafood options.
- Vegan and vegetarian-friendly choices.
- Themed boards for special occasions.

# Demographic



- **Median Age:** Mature demographic with a median age of 50.9 years.
- **Economic Profile:** Median household income at $162,396, with key industries in Professional Services, Finance, and Health Care. Slight decline in income, yet indicates affluent community.
- **Real Estate:** High property values (median $1.64M) and homeownership rate (91.5%).
- **Lifestyle:** Majority work from home; average commute time is 16 minutes.
- **Diversity:** 15.6% foreign-born population, military veterans mainly from the Gulf War era.
- **Health and Welfare:** Low poverty rate (5.16%) and high health coverage (94.9%).

East End of Long Island demographics present a mature, affluent community with disposable income and a lifestyle conducive to quality dining experiences, aligning well with BOARDS' offerings. The work-from-home trend suggests potential for frequent dine-out or delivery orders, capitalizing on the community's economic stability and preference for premium services.

# Digital Presence



**Mobile App**
- Intuitive UI/UX for easy navigation.
- Personalized board selection & customization.
- Streamlined ordering and secure payment gateway.
- Exclusive offers and loyalty program integration.
- Real-time order tracking and push notifications.
- Review system and customer feedback mechanism.
- Features for reservations and social sharing.
- User profiles for managing preferences and order history.

**Website**
- Engaging homepage with easy navigation.
- Detailed menu with customizable orders.
- Online ordering and reservation system.
- Special offers and loyalty signup.
- Customer reviews, ratings, and live chat support.
- Blogs, articles, and newsletter subscription for engagement.
- Accessible design, privacy, and security focused.
- Responsive and SEO-optimized for better reach.

# Customer Journey

| Discovery | Exploration | Decision | Purchase |
|---|---|---|---|
| Customers find BOARDS via ads, recommendations, or online search. | They visit the app/website to explore the menu and BOARDS' story. | Selection and customization of grazing boards, with incentives from the loyalty program. | Seamless ordering and secure payment process, with immediate order confirmation. |

| Fulfilment | Dining Experience | Feedback | Retention |
|---|---|---|---|
| Order tracking for delivery or timely notifications for pickup/dine-in. | Enjoying the farm-to-table boards, with exemplary customer service. | Customers provide reviews and receive thanks with incentives for sharing their experience. | Ongoing engagement with loyalty rewards and personalized re-engagement communications. |

# Roadmap



**Jan.–June 2024**

**Year 1: Setup and Launch**
- Preparation (Jan - Feb): Finalize leasing, begin interior design, complete regulatory work.
- Setup (Mar - Apr): Install equipment, develop website and app.
- Pre-Launch (May): Staff hiring and training, marketing plan execution, menu finalization.
- Launch (Jun): Grand opening event, start services.

**July 2025 – June 2026**

**Year 3: Expansion and Franchising**
- Early Year: Develop and market franchise model.
- Mid-Year: Launch franchise program, scout new locations.
- End of Year: Reinvest profits, long-term growth planning.

**Year 2: Growth and Optimization**
- Ongoing Activities: Introduce new boards, enhance service quality, implement loyalty program, continue marketing.
- Mid-Year: Conduct performance analysis.
- End of Year: Focus on high capacity utilization, aim for break-even.

**July 2024 – June 2025**

Forward-looking statements are not guaranteed.

# Partners

These partnerships provide BOARDS with additional sales channels outside of their primary location, extending their market reach.

They align BOARDS' products with other high-quality, trusted brands, enhancing credibility and broadening customer exposure.



| Green Thumb | The Seafood Shop | Southampton Market |
|---|---|---|
| Cavaniola's Gourmet | Open-Minded Organics | Brooklyn Cured Meats |
| Prince Abou's Butchery | Baldor | WB Cheese |

- **Relationship Building:** Developing strong, long-term relationships with suppliers to ensure reliability and consistency in supply.
- **Quality Checks:** Regular quality assessments of incoming supplies to maintain high standards.
- **Inventory Management:** Efficient inventory management practices to balance supply with demand, reducing waste and ensuring freshness.

# Revenue Streams



| Pickup and Delivery Boards | • Variety of grazing boards.<br>• Premium pricing, average $125/order. |
|---|---|
| Catering Services | • Catering for external events.<br>• Pricing based on event size and menu. |
| Board Subscription Boxes (Year 2 Onwards) | • Regular delivery of selected boards.<br>• Subscription pricing for convenience and value. 15% discount in subscriptions. |

# SWOT



**Strengths:**
- Unique farm-to-table concept focusing on sustainable grazing boards.
- Chef Dana Minuta's renowned culinary expertise.
- Prime location in affluent Water Mill, NY.
- Strong ties with local farmers and suppliers.

**Weaknesses:**
- New in the market, lacking brand recognition.
- Revenue dips due to seasonal fluctuations.
- Limited capacity of 150 boards daily.

**Opportunities:**
- Rising demand for sustainable, local food.
- Scope to integrate technology for efficiency.
- Expansion into event catering.
- Potential for franchising.

**Threats:**
- Competition from established and new restaurants.
- Vulnerability to economic downturns.
- Risks in supply chain dependency.
- **Action:** Regularly analyze competition, adapt as necessary, and diversify suppliers.

# Customer Groups



| Health-Conscious Professionals | Affluent Residents and Visitors | Event Planners and Corporate Clients |
|---|---|---|
| **Characteristics:** This group consists of working professionals who are keen on maintaining a healthy diet amidst their busy schedules. They value quick, nutritious meals and are often interested in wellness and fitness.<br>**Needs:** They look for convenient dining options that don't compromise on | **Characteristics:** This segment includes wealthy individuals residing in or visiting the Water Mill area. They have a taste for luxury and unique dining experiences and often entertain guests or clients.<br>**Needs:** High-quality, exclusive dining experiences with premium ingredients, an upscale ambiance, and exceptional | **Characteristics:** These are professionals organizing events like corporate gatherings, weddings, and parties. They require reliable and high-quality catering services.<br>**Needs:** Diverse and customizable catering options that can be tailored to various event types and sizes. They value |

nutritional value. This includes healthy grazing boards, options for dietary restrictions, and efficient service for takeaway or delivery.

customer service are essential for this group.

presentation, quality, and punctuality.

**The total number of potential customers for our business in East End of Long Island, NY and the surrounding areas is estimated to be between 30,000 and 50,000 people.**

---

# Unique Selling Point











Farm-to-Table Concept with a Focus on Grazing Boards

Culinary Expertise of Chef Dana Minuta

Sustainable and Ethical Sourcing

Strategic Location in Water Mill, NY

Customizable Dining Experiences

Innovative Use of Technology



Dedication to Community and Education

---

# Market Penetration



| Local Community Engagement | Collaborative Marketing Campaigns | Innovative Online Presence | Targeted Loyalty Programs | Seasonal and Themed Promotions |

| Customer Referral Programs | Corporate Partnerships | Interactive and Educational Initiatives | Public Relations and Media Outreach |

---

# Chef



Chef Dana Minuta's experience and contributions are integral to the identity, operations, and success of BOARDS Inc., positioning it as a distinguished establishment in the competitive culinary



First-Class Graduate from the Culinary Institute of America (CIA)

Experience at NYC's Gramercy Tavern

One of the Edible East End's Local Chef Heroes

Owner of a Farm-to-Table Yacht Provisioning Company in Sag Harbor



landscape.

Executive Chef for Prominent Billionaires

21

## Unit Analysis

BOARDS

ARPC (Annual Revenue Per Customer) = $500 (Average 4 orders per year)

CLV (Customer Lifetime Value) = $250 (as profit)

CAC(Customer Acquisition Cost) Threshold = $62.5 per customer

Average Price Per Board = $125

Customer Lifetime = 2 years (Average)



22

## Investment Need

BOARDS

| | |
|---|---|
| Startup Cost | $146,500 |
| Working Capital Need | $23,223 |
| Contingency | $277 |
| Total Investment Need | $170,000 |

| Activities | Cost |
|---|---|
| Legal, Licensing, Permits, Insurance | $5,000 |
| Build-Out | $40,000 |
| Kitchen Equipment | $30,000 |
| Rent Deposit | $34,500 |
| Initial Inventory | $10,000 |
| Web Design | $3,000 |
| Refrigerated Delivery Van | $12,000 |
| Menu/packaging/shipping development | $10,000 |
| Preopening Marketing and P&R | $5,000 |
| Total | $149,500 |
| The activities Completed | $3,000 |
| Remaining Investment Need | $146,500 |

Total Cash Balance - Year 1
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
M1
M2
M3
M4
M5
M6
M7
M8
M9
M10
M11
M12

23

Forward-looking projections are not guaranteed.

## Revenue Growth

BOARDS



| | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 |
|---|---|---|---|---|---|
| Board Revenue | $1,170,000 | $1,627,500 | $1,790,250 | $1,969,275 | $2,166,203 |
| Number of Board Sold | 7,800 boards | 10,850 boards | 11,935 boards | 13,129 boards | 14,441 boards |
| Daily Board Sold | 46 boards | 35 boards | 38 boards | 42 boards | 46 boards |

Forward-looking projections are not guaranteed.



Forward-looking projections are not guaranteed.

# Sensitivity Analysis



| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Best Case | 739,904 | 1,070,715 | 1,210,306 | 1,364,202 | 1,533,849 |
| Status Quo | 560,664 | 821,341 | 935,995 | 1,062,459 | 1,201,932 |
| Worst Case | 381,424 | 571,967 | 661,683 | 760,716 | 870,015 |

✓ According to our financial plan, our initial investment will enough for the worst case scenario. This shows our resilience.
✓ We can expand business with any additional investment in the word case scenario.

Sensitivity Analysis - Earnings Before Taxes



Forward-looking projections are not guaranteed.



